FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number:  001-32458

DIANA SHIPPING INC.

(Translation of registrant’s name into English)

Diana Shipping Inc.
Pendelis 16
175 64 Palaio Faliro
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                   .

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

I.          The following documents attached to this Report on Form 6-K of Diana Shipping Inc. (the “Company”) are incorporated by reference into the Company’s registration statement on Form F-3 filed with the United States Securities and Exchange Commission on December 13, 2006, File No. 333-139306 (the “Registration Statement”):

•	Exhibit I:	Management’s discussion and analysis of financial condition and results of operations for the year ending December 31, 2006.

•	Exhibit II:	The audited consolidated financial statements of the Company for the year ended December 31, 2006 and the accompanying notes thereto.

•	Exhibit III:	The consent of Ernst & Young (Hellas) dated March 15, 2007, which is incorporated by reference as Exhibit 23.2 to the Registration Statement.

•	Exhibit IV:	The consent of Drewry Shipping Consultants Ltd. dated March 19, 2007, which is incorporated by reference as Exhibit 23.4 to the Registration Statement.

•	Exhibit V:	The Ratio of Earnings to Fixed Charges of the Company, which is incorporated by reference as Exhibit 12.3 to the Registration Statement.

•	Exhibit VI:

The Supplemental Agreement relating to the Company’s $200 million stand by credit facility entered into between the Company and The Royal Bank of Scotland on January 30, 2007, which is incorporated by reference as Exhibit 10.1 to the Registration Statement.

II.        The Company has also announced that, in order to limit the impact on the Company’s dividends per share for the first quarter of 2007 of the issuance of common stock in the offering announced by the Company on March 19, 2007 (the “Offering”), the Company intends to calculate and pay its dividend per share in respect of the first quarter of 2007 as if it had not issued the additional shares of common stock in the Offering or acquired any vessels during the first quarter of 2007.  Because the Company does not expect to be able to fully pay such a dividend with its available cash from operations for the period, it may fund a portion of the dividend with excess working capital.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: March 19, 2007	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President